SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 5, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .

METSO RENEWS THE OPERATING MODEL OF ITS FIBER AND PAPER TECHNOLOGY BUSINESS AREA
SIGNATURES

METSO RENEWS THE OPERATING MODEL OF ITS FIBER AND PAPER TECHNOLOGY
BUSINESS AREA

(Helsinki, Finland, February 5, 2003) – Metso Corporation (NYSE: MX; HEX: MEO) will refocus the strategy of its fiber and paper technology business area, Metso Paper, as well as renew its operating model as of March 1, 2003. With the renewal Metso strengthens the role of aftermarket operations in accordance with the Metso Future Care business concept, responds to the changes in the business environment and enhances customer orientation of its operations. In addition, the target is to further improve the profitability and enhance Metso Paper’s competitiveness.

Metso Paper’s business environment has changed significantly in the past few years. The investment focus in the pulp and paper industry has shifted to machine rebuilds and process improvements especially in North America and Europe. The construction of new production capacity for printing papers and packaging board is increasingly concentrating in Asia, especially in China.

As the pulp and paper producers focus on meeting the needs of their own end customers, the role of the process supplier changes and expands, which in turn creates new business potential for Metso.

Strong focus on Metso Future Care

The focus of Metso Paper’s operations will be aimed at strengthening the customer oriented Metso Future Care business, product and service offering. The offering will be expanded to cover maintenance services, process improvements, machine rebuilds and new installations for the entire lifecycle of the customer’s production processes. Also research and technology development will focus on services, process improvements and machine rebuilds.

In addition to introducing new products and services, the share of aftermarket services in Metso Paper’s operations will grow through acquisitions. The primary goal is to maintain and develop Metso’s own large installed base efficiently close to the customer.

The structure and management model of the board making business will be renewed. The business will be expanded to wider customer base than today, especially into rebuilds as well as narrow and medium-wide machines, which represent the largest market sector in board production.

The focus of tissue making business will be re-evaluated and the product offering will be expanded towards aftermarket operations.

The renewal targets improved profitability

Metso Paper will put more emphasis on service, process improvements and machine rebuilds especially in North America and Nordic countries in order to improve the profitability to the targeted level. In Asia, where there is an increasing demand for new production capacity, additional resources are needed to strengthen Metso’s position. As the demand for services increases, the operational focus will be closer to the customers.

Metso Paper’s production will be developed towards assembly and key component manufacturing, which will enable the increase in contract manufacturing. The procurement will be developed across the Business Area.

Transfer to the new operating model

Metso Paper will be organized in six customer business lines:

•	Paper Business Line

•	Board Business Line

•	Tissue Business Line

•	Mechanical Pulping Business Line

•	Chemical Pulping Business Line

•	Service Business Line

The customer business lines will have a comprehensive responsibility of their customers’ process improvements, machine rebuilds and new installation investments. The Service Business Line will consist of networks for mill maintenance units, service centers, logistics centers and remote monitoring centers.

The new organization in line with the renewed operating model will be created by mid 2003.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Bertel Karlstedt, President, Metso Paper, Tel. +358 204 825 102 Eeva Mäkelä, Manager, Investor Relations, Metso, Tel. +358 204 843 253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date February 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation